FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                           For the month of June 2003

                           HOLMES FINANCING (No 2) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F ...X...                 Form 40-F .......

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes .......                       No ...X...

                           HOLMES FINANCING (NO.2) PLC

                  CERTIFICATE RELATING TO FINANCIAL INFORMATION
                   PURSUANT TO SECTION 13(H) OF THE TRUST DEED

         Pursuant to Section 13(H) of the Second Issuer Trust Deed, dated as of November 29, 2000 between Holmes Financing (No.2) plc (the `Second Issuer') and the Chase Manhattan Bank, London Branch, as note trustee (the `Note Trustee'), the undersigned officers of the Second Issuer, Richard Wise and Martin McDermott, hereby certify, to the best of their knowledge and belief, that:

         (1) as at April 30, 2003, there did not exist and had not existed since the date of the most recent officers' certificate provided to the Note Trustee pursuant to Section 13(H) of the Second Issuer Trust Deed, or since November 29, 2000 if no such certificate has previously been provided, any Note Event of Default (as defined in the Second Issuer Trust Deed) and

         (2) during the period from and including the certification date of the most recent officers' certificate provided to the Note Trustee pursuant to Section 13(H) of the Second Issuer Trust Deed, or since November 29, 2000 if no such certificate has previously been provided, to and including the date of this certificate, to the best of their knowledge and belief, the Second Issuer has complied with all its obligations contained in these presents and each of the Transaction Documents (as defined in the Second Issuer Trust Deed) to which it is a party.

                                          Dated as of the 30th day of April 2003


                                          By /s/ Richard Wise
                                          ----------------------------------
                                                   Richard Wise
                                                   Director





                                          By /s/ Martin McDermott
                                          ----------------------------------
                                                   Martin McDermott
                                                   Director

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     HOLMES FINANCING (No 2) PLC




         Dated: 26 June, 2003                        By /s/ Natalie Weedon
                                                     (Authorised Signatory)